UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 26)

Under the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.0001 PER SHARE

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Mr. Sudhir V. Valia, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai – 400 059, India

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

November 25, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL INDUSTRIES LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,497,813*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,497,813
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,497,813
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*           Includes 3,770,833 Ordinary Shares acquired by Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), an indirect subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the share purchase agreement dated May 18, 2007 (“Purchase Agreement”), between Alkaloida and the Issuer, which entitled Alkaloida to acquire a total of 7,500,000 Ordinary Shares; 58,000 Ordinary Shares acquired by Sun Pharma Global, Inc. (“Sun Pharma”), a direct wholly-owned subsidiary of Sun, on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the warrant, dated May 18, 2007, issued by the Issuer to Sun (the “Original Warrant”); 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes Investment Partners, L.P., for and on behalf of certain of its investment advisory clients (“Brandes”); and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel Insurance Company Limited (“Harel”).

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to a warrant issued to Sun by the Issuer on August 2, 2007 (“Warrant No. 2”), including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and (ii) 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 4,739,739 Ordinary Shares indirectly acquired by Sun pursuant to the letter agreement, dated as of September 20, 2010 (the “Letter Agreement”), among Sun, Alkaloida, Sun Pharmaceutical Industries, Inc. (“Sun Michigan”) (as succeeded by Caraco Pharmaceutical Laboratories, Ltd. (“Caraco”)), a Michigan corporation, Taro Development Corporation, a New York corporation (“TDC”), Dr. Barrie Levitt, Ms. Tal Levitt, Dr. Jacob Levitt, and Dr. Daniel Moros (such individuals, together with TDC, the “Grantors”). Pursuant to the Letter Agreement: (i) Alkaloida directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under an option agreement (the “Option Agreement”), dated May 18, 2007, among the Grantors and Sun (and subsequently assigned to Alkaloida), (ii) Alkaloida directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) upon the merger of a subsidiary of Sun Michigan with and into TDC on October 1, 2010, Sun Michigan indirectly acquired 2,333,802 Ordinary Shares, consummating an option granted by TDC to Alkaloida (and subsequently assigned to Sun Michigan) under the Option Agreement. TDC directly owns 2,333,022 Ordinary Shares and indirectly owns 780 Ordinary Shares through Morley and Company, Inc., a New York corporation owned by TDC and Alkaloida. In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.

This amount also includes 5,159,765 Ordinary Shares acquired by Alkaloida on November 1, 2010 from Franklin Advisors, Inc. and Templeton Asset Management Ltd.

This amount also includes 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 under the Purchase Agreement and 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 pursuant to Warrant No. 2.

**         Based on 44,788,037 Ordinary Shares issued and outstanding as of November 20, 2013.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMA GLOBAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,164,011*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,164,011
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,164,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.7%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*           Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 58,000 Ordinary Shares acquired by Sun Pharma on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to Warrant No. 2, including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and (ii) 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 2,406,717 Ordinary Shares directly or indirectly acquired by Alkaloida pursuant to the Letter Agreement. Pursuant to the Letter Agreement, Alkaloida (i) directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under the Option Agreement, (ii) directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) indirectly acquired 780 Ordinary Shares through its acquisition of shares of Morley and Company, Inc., a New York corporation. In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.

This amount also includes 5,159,765 Ordinary Shares acquired by Alkaloida on November 1, 2010 from Franklin Advisors, Inc. and Templeton Asset Management Ltd.

This amount also includes 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 under the Purchase Agreement and 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 pursuant to Warrant No. 2.

**         Based on 44,788,037 Ordinary Shares issued and outstanding as of November 20, 2013.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Hungary
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,105,511*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,105,511
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,105,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.5%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*           Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to Warrant No. 2, including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and (ii) 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 2,406,717 Ordinary Shares directly or indirectly acquired by Alkaloida pursuant to the Letter Agreement. Pursuant to the Letter Agreement, Alkaloida (i) directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under the Option Agreement, (ii) directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) indirectly acquired 780 Ordinary Shares through its acquisition of shares of Morley and Company, Inc., a New York corporation. In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.

This amount also includes 5,159,765 Ordinary Shares acquired by Alkaloida on November 1, 2010 from Franklin Advisors, Inc. and Templeton Asset Management Ltd.

This amount also includes 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 under the Purchase Agreement and 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 pursuant to Warrant No. 2.

**         Based on 44,788,037 Ordinary Shares issued and outstanding as of November 20, 2013.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 5 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CARACO PHARMACEUTICAL LABORATORIES, LTD. (SUCCESSOR TO SUN PHARMACEUTICAL INDUSTRIES, INC.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,333,802*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,333,802
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*           This amount includes 2,333,802 Ordinary Shares Sun Michigan acquired upon the merger of a subsidiary of Sun Michigan with and into TDC on October 1, 2010, pursuant to the Letter Agreement. TDC directly owns 2,333,022 Ordinary Shares and indirectly owns 780 Ordinary Shares through Morley and Company, Inc., a New York corporation owned by TDC and Alkaloida (following the transactions consummated under the Letter Agreement).

**         Based on 44,788,037 Ordinary Shares issued and outstanding as of November 20, 2013.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 6 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE TARO DEVELOPMENT CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,333,802*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,333,802
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*           This amount includes the following Ordinary Shares: TDC directly owns 2,333,022 Ordinary Shares and indirectly owns 780 Ordinary Shares through Morley and Company, Inc., a New York corporation owned by TDC and Alkaloida (following the transactions consummated under the Letter Agreement).

**         Based on 44,788,037 Ordinary Shares issued and outstanding as of November 20, 2013.

This Amendment No. 26 (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on July 3, 2007 (the “Original Schedule 13D”); the Amendment No. 1 to the Original Schedule 13D, filed on July 25, 2007 (the “Amendment No. 1”); the Amendment No. 2 to the Original Schedule 13D, filed on August 2, 2007 (the “Amendment No. 2”); the Amendment No. 3 to the Original Schedule 13D, filed on February 19, 2008 (the “Amendment No. 3”); the Amendment No. 4 to the Original Schedule 13D, filed on May 29, 2008 (the “Amendment No. 4”); the Amendment No. 5 to the Original Schedule 13D, filed on June 5, 2008 (the “Amendment No. 5”); the Amendment No. 6 to the Original Schedule 13D, filed on June 24, 2008 (the “Amendment No. 6”); the Amendment No. 7 to the Original Schedule 13D, filed on June 25, 2008 (the “Amendment No. 7”); the Amendment No. 8 to the Original Schedule 13D, filed on December 2, 2009 (the “Amendment No. 8”); the Amendment No. 9 to the Original Schedule 13D, filed on December 11, 2009 (the Amendment No. 9”); the Amendment No. 10 to the Original Schedule 13D, filed on December 14, 2009 (the “Amendment No. 10”); the Amendment No. 11 to the Original Schedule 13D, filed on December 15, 2009 (the “Amendment No. 11”); the Amendment No. 12 to the Original Schedule 13D, filed on December 17, 2009 (the “Amendment No. 12”); the Amendment No. 13 to the Original Schedule 13D, filed on December 21, 2009 (the “Amendment No. 13”); the Amendment No. 14 to the Original Schedule 13D, filed on December 22, 2009 (the “Amendment No. 14”); the Amendment No. 15 to the Original Schedule 13D, filed on December 24, 2009 (the “Amendment No. 15”); the Amendment No. 16 to the Original Schedule 13D, filed on December 31, 2009 (the “Amendment No. 16”); the Amendment No. 17 to the Original Schedule 13D, filed on January 11, 2010 (the “Amendment No. 17”); the Amendment No. 18 to the Original Schedule 13D, filed on September 10, 2010 (the “Amendment No. 18”); the Amendment No. 19 to the Original Schedule 13D, filed on September 24, 2010 (the “Amendment No. 19”); the Amendment No. 20 to the Original Schedule 13D, filed on October 5, 2010 (the “Amendment No. 20”); the Amendment No. 21 to the Original Schedule 13D, filed on November 4, 2010 (the “Amendment No. 21”); the Amendment No. 22 to the Original Schedule 13D, filed on January 19, 2011 (the “Amendment No. 22”); the Amendment No. 23 to the Original Schedule 13D, filed on October 18, 2011 (the “Amendment No. 23”); the Amendment No. 24 to the Original Schedule 13D, filed on August 13, 2012 (the “Amendment No. 24”); and the Amendment No. 25 to the Original Schedule 13D, filed on February 8, 2013 (the “Amendment No. 25”, together with the Original Schedule 13D, the Amendment No. 1, to and through the Amendment No. 24, the “Schedule 13D”), with respect to the Ordinary Shares, nominal (par) value NIS 0.0001 per share (the “Ordinary Shares”), of Taro Pharmaceutical Industries Ltd., a company incorporated under the laws of the State of Israel (the “Issuer”), whose principal executive offices are located at 14 Hakitor Street, Haifa Bay 26110, Israel. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 2.	Identity and Background.

Item 2(a) is hereby amended and restated in its entirety to read as follows:

(a)           This Schedule 13D is being filed jointly by Sun Pharmaceutical Industries Ltd., a corporation organized under the laws of India (“Sun”), Sun Pharma Global, Inc., a corporation organized under the laws of the British Virgin Islands and a direct subsidiary of Sun (“Sun Pharma”), Alkaloida Chemical Company Exclusive Group Ltd., a corporation organized under the laws of Hungary and an indirect subsidiary of Sun (“Alkaloida”), Caraco Pharmaceutical Laboratories, Ltd. (“Caraco”) (successor to Sun Pharmaceutical Industries, Inc. (“Sun Michigan”)), a Michigan corporation and a direct subsidiary of Sun, and The Taro Development Corporation, a New York corporation and a direct subsidiary of Caraco (“TDC”). Sun, Sun Pharma, Alkaloida, Caraco, and TDC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The Reporting Persons have agreed to file the Schedule 13D jointly in accordance with Rule 13d-1(k)(1) under the Act pursuant to the Agreement of Joint Filing, dated July 2, 2007, a copy of which is filed with this Schedule 13D as Exhibit 99.9, the Joinder Agreement, dated September 24, 2010, a copy of which is filed with this Schedule 13D as Exhibit 99.37, the Second Joinder Agreement, dated October 18, 2011, a copy of which is filed with Schedule 13D as Exhibit 99.44, and the Third Joinder Agreement, a copy of which is filed with this Amendment as Exhibit 99.53.

Item 2(b) – (c) are hereby amended and supplemented by replacing the information about the executive officers of Sun with the following:

Executive Officers of Sun

Name	Address	Present Principal Occupation	Citizenship
Rakesh Mehta	Sun Pharmaceutical Industries Limited, 3rd/4th floor, Corporate Centre, Andheri-Kurla Road, Andheri (E), Mumbai – 400 059, Maharashtra, India	Sr. Vice President (International Marketing)	The Republic of India

Kirti Ganorkar	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Sr. Vice President (Business Development)	The Republic of India

Vipul Doshi	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India	Exec. Vice President (Quality)	The Republic of India

Dr. Ratnesh Shrivastava	Sun Pharmaceutical Industries, Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Vice President (Intellectual Property Cell)	The Republic of India

Sampad Bhattacharya	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India	Vice President Operations	The Republic of India

Uday Baldota	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Sr. Vice President (Accounts & Finance)	The Republic of India

A. H. Khan	Sun Pharmaceutical Industries Limited, 3rd/4th floor, Corporate Centre, Andheri-Kurla Road, Andheri (E), Mumbai – 400 059, Maharashtra, India	Vice President (Human Resources Development)	The Republic of India

Dinesh R. Desai	Sun Pharmaceutical Industries Limited, 3rd/4th floor, Corporate Centre, Andheri-Kurla Road, Andheri (E), Mumbai – 400 059, Maharashtra, India	Vice President (Accounts)	The Republic of India

Name	Address	Present Principal Occupation	Citizenship
Sunil Ajmera	Sun Pharmaceutical Industries Limited, 401-404, The Eagle’s Flight, Dr. Suren Road, Off Andheri-Kurla Road, Chakala, Andheri (East) Mumbai, 400 093, India	Compliance Officer & Company Secretary	The Republic of India

Ashok I. Bhuta	Sun Pharmaceutical Industries Limited, 3rd/4th floor, Corporate Centre, Andheri-Kurla Road, Andheri (E), Mumbai – 400 059, Maharashtra, India	Deputy General Manager (Legal & Secretarial) & Compliance Officer	The Republic of India

B.F. Shirude	Sun Pharmaceutical Industries Limited, A-8, MIDC Industrial Area, Ahmednagar 414 111, India	Vice President Operations (API)	The Republic of India

Kailash Chandra Pathak	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India	Sr. Vice President - Operations (API)	The Republic of India

M.V.N Rao	Sun Pharmaceutical Industries Limited, 3rd/4th floor, Corporate Centre, Andheri-Kurla Road, Andheri (E), Mumbai – 400 059, Maharashtra, India	Sr. Vice President - Global Human Resources	The Republic of India

Dr. Shirishkumar Kulkarni	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India	Sr. Vice President	The Republic of India

Mrinal Mandal	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Vice President - International Marketing (Formulation)	The Republic of India

Dr. Sanjay Kumar Singh	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India	Vice President - R&D (Biotechnology)	The Republic of India

Dr. Deepak Haldankar	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India	Vice President - Corporate Quality	The Republic of India

Item 2(b) – (c) are hereby further amended and supplemented by replacing the information for Sun Michigan with the following:

 Caraco Pharmaceutical Laboratories, Ltd.

(b) – (c)       Caraco is a Michigan corporation that manufactures, markets and distributes pharmaceuticals to the largest wholesalers, distributors, warehousing and non-warehousing chain drugstores, and managed care providers in the United States.  The address of the principal office of Caraco is 1150 Elijah McCoy Drive, Detroit, MI 48202, United States.

The directors and executive officers of Caraco and their respective business addresses, present principal occupations and citizenship are set forth below:

Directors of Caraco

Name	Address	Present Principal Occupation	Citizenship
Dilip Shanghvi	1150 Elijah McCoy Drive, Detroit, MI 48202, United States	Chairman of the Board of Directors of Sun	The Republic of India

Sudhir Valia	1150 Elijah McCoy Drive, Detroit, MI 48202, United States	Director of Sun	The Republic of India

Harin Mehta	1150 Elijah McCoy Drive, Detroit, MI 48202, United States	Director of Sun Pharma and Alkaloida	The Republic of India

GP Singh Sachdeva	1150 Elijah McCoy Drive, Detroit, MI 48202, United States	President and Director of Caraco	United States

Jayesh Shah	1150 Elijah McCoy Drive, Detroit, MI 48202, United States	Head of Procurement, U.S.A., of the Issuer	United States

Subramanian Kalyansundaram (Kal Sundaram)	1150 Elijah McCoy Drive, Detroit, MI 48202, United States	Chief Executive Officer and Director of the Issuer; CEO and Director of Caraco	New Zealand

Executive Officers of Caraco

Name	Address	Present Principal Occupation	Citizenship
Subramanian Kalyansundaram (Kal Sundaram)	1150 Elijah McCoy Drive, Detroit, MI 48202, United States	Chief Executive Officer and Director of the Issuer; CEO and Director of Caraco	New Zealand

GP Singh Sachdeva	1150 Elijah McCoy Drive, Detroit, MI 48202, United States	President and Director of Caraco	United States

Mukul Rathi	1150 Elijah McCoy Drive, Detroit, MI 48202, United States	Interim CFO of Caraco	The Republic of India

Robert Kurkiewicz	1150 Elijah McCoy Drive, Detroit, MI 48202, United States	Senior Vice President – Regulatory of Caraco	United States

Andrew Bos	1150 Elijah McCoy Drive, Detroit, MI 48202, United States	Secretary of Caraco	United States

Item 2(f) is hereby amended and restated in its entirety to read as follows:

(f)           Sun is a corporation organized under the laws of India and each of its executive officers and directors named in this Item 2 are citizens set forth above.  Sun Pharma is a corporation organized under the laws of the British Virgin Islands and each of its directors named in this Item 2 are citizens as set forth above.  Alkaloida is a corporation organized under the laws of Hungary and each of its directors named in this Item 2 are citizens as set forth above.  Caraco is a corporation organized under the laws of Michigan and each of its directors named in this Item 2 are citizens as set forth above.  TDC is a corporation organized under the laws of New York and each of its directors named in this Item 2 are citizens as set forth above.

ITEM 3.	Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended and restated in its entirety to read as follows:

The Ordinary Shares acquired by the Reporting Persons and specified in Item 5 were acquired with available cash on hand.  Caraco acquired the Ordinary Shares specified in Item 5 on February 28, 2103 as a result of being the surviving entity to a merger with Sun Michigan, the previous owner of the Ordinary Shares specified in Item 5.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The Issuer announced on November 25, 2013 that it has commenced a modified “Dutch auction” tender offer to repurchase up to $200 million of its Ordinary Shares at a price not greater than $97.50 per share nor less than $84.50 per share.  Sun has informed the Issuer that it may or may not participate in the Offer.

ITEM 5.	Interest in Securities of the Issuer.

Items 5(a), (b), and (c) are hereby amended and restated in their entirety to read as follows:

(a) – (b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment are hereby incorporated by reference in this Item 5.  The percentage of Ordinary Shares identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on 44,788,037 Ordinary Shares issued and outstanding as of November 20, 2013.

Sun Pharma and Caraco are each direct subsidiaries of Sun.  Alkaloida is an indirect subsidiary of Sun.  TDC is a subsidiary of Caraco, and Morley and Company, Inc. (“Morley”) is subsidiary of TDC.  As a result of these relationships:

(i)           Sun shares voting and dispositive power of 29,497,813 Ordinary Shares, of which 58,500 Ordinary Shares are held by Sun Pharma, 27,105,511 Ordinary Shares are held by Alkaloida, and 2,333,802 Ordinary Shares are held indirectly by Caraco.

(ii)          Sun Pharma shares voting and dispositive power of 27,164,011 Ordinary Shares, of which 27,105,511 Ordinary Shares are held by Alkaloida.

(iii)         Alkaloida shares voting and dispositive power of 27,105,511 Ordinary Shares.

(iv)         Caraco shares voting and dispositive power of 2,333,802 Ordinary Shares, of which 2,333,022 Ordinary Shares are held by TDC, and 780 Ordinary Shares are held by Morley.

(v)          TDC shares voting and dispositive power of 2,333,802 Ordinary Shares, of which 780 Ordinary Shares are held by Morley.

Except as disclosed in this Amendment, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons listed in Item 2 of this Amendment beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Amendment, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons listed in Item 2 of this Amendment presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

(c)          Except as disclosed in this Amendment, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons named in Item 2 of this Amendment has effected any transaction in Ordinary Shares during the past 60 days.

ITEM 7	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 7:

Exhibit	Description

99.53	Third Joinder Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

November 26, 2013

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Sudhir V. Valia
Name:	Sudhir V. Valia
Title:	Director

SUN PHARMA GLOBAL, INC

By:	/s/ Harin Mehta
Name:	Harin Mehta
Title:	Director

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LIMITED

By:	/s/ Harin Mehta
Name:	Harin Mehta
Title:	Director

CARACO PHARMACEUTICAL LABORATORIES, LTD.

By:	/s/ GP Singh Sachdeva
Name:	GP Singh Sachdeva
Title:	President

THE TARO DEVELOPMENT CORPORATION

By:	/s/ Rajesh Shah
Name:	Rajesh Shah
Title:	Authorized Signatory

[Signature Page to Amendment No. 26 to Schedule 13D]